                                                         [LOGO] LIFE OF VIRGINIA
--------------------------------------------------------------------------------

To the policyowner: Please read your policy carefully. This policy is a legal contract between you and the company. You, the owner, have rights and benefits described in this policy. We will pay the cash value, is [sic] any, to you on the maturity date if the insured is living on that date.

     The insured is named below. The beneficiary is as named in the attached application, unless later changed. We will pay the life insurance proceeds on this policy when we receive due proof that the insured died while this policy was in effect.

     This is a Flexible Premium Variable Life Insurance Policy. You may increase or decrease the specified amount. We will allocate net premiums to Separate Account I.

     THIS POLICY'S CASH VALUE IN SEPARATE ACCOUNT I IS BASED ON THE INVESTMENT EXPERIENCE OF THAT ACCOUNT AND MAY INCREASE OR DECREASE DAILY. IT IS NOT GUARANTEED AS TO DOLLAR AMOUNT

     THE AMOUNT 0F DEATH BENEFIT OR THE DURATION OF THE DEATH BENEFIT MAY VARY UNDER THE CONDITIONS DESCRIBED ON PAGES 6 AND 8.

     THE MAXIMUM LOAN VALUE IS NINETY PERCENT OF THE CASH VALUE.

REFUND PRIVILEGE You may return this policy to our home office or to our agency within 10 days after its delivery for a refund. If authorized by state law, the amount of the refund will equal the sum of all charges deducted from premiums paid, plus the net premiums allocated to Separate Account I adjusted by investment gains and losses. Otherwise the amount of the refund will equal the gross premiums paid.

     For The Life Insurance Company of Virginia.


/s/ Illegible                                 /s/ Illegible
----------------------------------            ----------------------------------
    Secretary                                     President

--------------------------------------------------------------------------------

Flexible Premium Variable               .    Life insurance proceeds payable at
Life Insurance Policy                        the insured's death prior to the
                                             maturity date
                                        .    Adjustable death benefit
                                        .    Flexible premiums payable for the
                                             insured's life until maturity date
                                        .    Some benefits reflect investment
                                             results
                                        .    No dividends

--------------------------------------------------------------------------------

The Life Insurance Company Of Virginia
6610 West Broad Street, Richmond, Virginia 23230
FORM P1095A7/85

                                Table of Contents
--------------------------------------------------------------------------------

Policy Data....................................................................3
Table of Guaranteed Maximum Insurance Rates....................................4
Introduction...................................................................5
The Owner and The Beneficiary..................................................6
Premium Payments...............................................................7
Life Insruance Proceeds........................................................8
Separate Account I.............................................................9
Cash Value Benefits...........................................................11
Loan Benefits.................................................................13
Optional Payment Plans........................................................14
General Information...........................................................17

A copy of the application and any riders and endorsements follow page 18.

                                   Word Index
--------------------------------------------------------------------------------

Annual Statement..............................................................17
Beneficiary....................................................................6
Beneficiary Change.............................................................6
Cash Value................................................................11, 12
Changing Existing Coverage..................................................8, 9
Contesting the Policy.........................................................17
Cost of Insurance.............................................................11
Grace Period...................................................................7
Life Insurance Proceeds........................................................8
Misstatement of Age or Sex....................................................17
Monthly Deduction.............................................................11
Notices.......................................................................17
Optional Payment Plans................................................14, 15, 16
Owner..........................................................................6
Ownership Change...............................................................6
Policy as Collateral...........................................................6
Policy Debt...................................................................13
Policy  Loan..................................................................13
Premiums.......................................................................7
Reinstatement..................................................................7
Separate Account I.........................................................9, 10
Suicide.......................................................................17
Surrender.....................................................................12
Surrender Value...............................................................12
Transfers.....................................................................10
Unit Value....................................................................10

POLICY DATA                                                SCHEDULE OF PREMIUMS
                                                            AMOUNT      PAYABLE
LIFE INSURANCE PREFERRED NON-SMOKER
     PLANNED PERIODIC PREMIUM                               $1536.00    ANNUALLY

     NET PREMIUM FACTOR: 91.5%
     TRANSFER CHARGE: $10.00

MAXIMUM POLICY LOAN INTEREST RATE: 8% PER ANNUM PAYABLE IN ARREARS

MINIMUM SPECIFIED AMOUNT $100,000

NOTE: MATURITY DATE SHOWN IS THAT ELECTED BY THE OWNER. IT IS POSSIBLE THAT COVERAGE WILL EXPIRE PRIOR TO THE MATURITY DATE SHOWN WHERE EITHER NO PREMIUMS ARE PAID FOLLOWING PAYMENT OF THE INITIAL PREMIUMS OR SUBSEQUENT PREMIUMS ARE INSUFFICIENT TO CONTINUE COVERAGE TO SUCH DATE.

                  OWNER   THE INSURED

                INSURED   JOHN DOE                  MALE 35 AGE NEAREST BIRTHDAY

          POLICY NUMBER   00000000                 STANDARD PREMIUM CLASS

            POLICY DATE   JULY 1, 1983         JULY 1, 2043 MATURITY DATE

MONTHLY ANNIVERSARY DAY   1

                   PLAN   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

               $100,000   INSURED'S SPECIFIED AMOUNT INCLUDES THE CASH VALUE

INVESTMENT SUBDIVISIONS

MONEY MARKET: HIGHEST LEVEL OF CURRENT INCOME AS IS CONSISTENT WITH HIGH LIQUIDITY AND SAFETY OF PRINCIPAL, BY INVESTING IN HIGH QUALITY MONEY MARKET SECURITIES.

BOND: HIGHEST LEVEL OF INCOME AS IS CONSISTENT WITH THE PRESERVATION OF CAPITAL, BY INVESTING PRIMARILY IN CORPORATE BONDS AND GOVERNMENT OBLIGATIONS.

COMMON STOCK: INTERMEDIATE AND LONG-TERM GROWTH OF CAPITAL, WITH REASONABLE INCOME A CONSIDERATION, BY INVESTING PRINCIPALLY IN COMMON STOCKS AND SECURITIES CONVERTIBLE INTO OR WITH RIGHTS TO PURCHASE COMMON STOCKS.

TOTAL RETURN: HIGHEST TOTAL RETURN, COMPOSED OF CURRENT INCOME AND CAPITAL APPRECIATION, AS IS CONSISTENT WITH PRUDENT INVESTMENT RISK BY INVESTING IN COMMON STOCKS, BONDS AND MONEY MARKET INSTRUMENTS, THE PROPORTION OF EACH BEING CONTINOUSLY DETERMINED BY THE INVESTMENT ADVISER.

                 TABLE OF GUARANTEED MAXIMUM INSURANCE RATES PER
                                     $1,000

      Monthly         Monthly         Monthly
Age     Rate    Age     Rate    Age     Rate

 0     .59227    33    .19358    66    2.95083
 1     .14681    34    .20026    67    3.23710
 2     .12677    35    .20945    68    3.55409
 3     .12176    36    .22032    69    3.89782
 4     .11676    37    .23369    70    4.26509
 5     .11258    38    .25124    71    4.65005
 6     .10841    39    .27131    72    5.04939
 7     .10507    40    .29473    73    5.46065
 8     .10257    41    .32067    74    5.89659
 9     .10090    42    .34829    75    6.37028
10     .10090    43    .37843    76    6.89791
11     .10257    44    .41110    77    7.49432
12     .10507    45    .44713    78    8.17313
13     .11008    46    .48737    79    8.92994
14     .11592    47    .53183    80    9.75657
15     .12176    48    .58136    81   10.64754
16     .12844    49    .63595    82   11.59239
17     .13512    50    .69648    83   12.58708
18     .14096    51    .76294    84   13.63636
19     .14514    52    .83451    85   14.75035
20     .14931    53    .91289    86   15.93674
21     .15265    54    .99811    87   17.20692
22     .15516    55   1.09103    88   18.58377
23     .15766    56   1.19337    89   20.10282
24     .15933    57   1.30602    90   21.81386
25     .16100    58   1.42987    91   23.78324
26     .16351    59   1.56497    92   26.09730
27     .16601    60   1.71394    93   28.86756
28     .16935    61   1.87601    94   32.23900
29     .17353    62   2.05297
30     .17771    63   2.24663
31     .18272    64   2.45885
32     .18773    65   2.69236

                            TABLE OF MAXIMUM PREMIUMS

            MAXIMUM               MAXIMUM
DURATION    PREMIUM   DURATION    PREMIUM

    1      15987.25      31      47624.37
    2      15987.25      32      49160.64
    3      15987.25      33      50696.91
    4      15987.25      34      52233.18
    5      15987.25      35      53769.45

    6      15987.25      36      55305.72
    7      15987.25      37      56841.99
    8      15987.25      38      58378.26
    9      15987.25      39      59914.53
   10      15987.25      40      61450.80

   11      16898.97      41      62987.07
   12      18435.24      42      64523.34
   13      19971.51      43      66059.61
   14      21507.78      44      67595.88
   15      23044.05      45      69132.15

   16      24580.32      46      70668.42
   17      26116.59      47      72204.69
   18      27652.86      48      73740.96
   19      29189.13      49      75277.23
   20      30725.40      50      76813.50

   21      32261.67      51      78349.77
   22      33797.94      52      79886.04
   23      35334.21      53      81422.31
   24      36870.48      54      82958.58
   25      38406.75      55      84494.85

   26      39943.02      56      86031.12
   27      41479.29      57      87567.39
   28      43015.56      58      89103.66
   29      44551.83      59      90639.93
   30      46088.10      60      92176.20

INTRODUCTION
--------------------------------------------------------------------------------

This is a flexible premium variable life insurance policy. The first premium payment is due on the policy date. Subsequent premiums may be paid at any time while this policy is in effect before the maturity date. In return for these premiums and the insurance application, we provide certain benefits.

The policy provides life insurance proceeds. Proceeds can be paid in a lump sum or under an Optional Payment Plan.

During the insured's life, the policy has a cash value. This cash value, less any outstanding policy debt, is in our Separate Account 1, which is described on page 9 of this policy. This cash value is the basis for certain benefits you can use:

     .    before the insured's death; or
     .    at maturity.

We can provide you with a projection of illustrative future life insurance and cash value proceeds. To receive the projection, send a written request to our home office. You must send a $25 service fee with your request. The projection will assume:

     .    amounts of insurance;
     .    coverage options;
     .    future premium payments you specify; and
     .    other assumptions specified by you or by us.

On page 2 of the policy, you will find a table of contents and an index. This will help you find specific information you will need about this policy.

The Policy and Its Parts

Policy means this policy with the attached application, any supplemental applications, and any riders and endorsements. We will not use any statement in an application to deny a claim unless a copy of such application was attached to this policy at the time of issue or upon subsequent increases in coverage.

The policy is a legal contract. It is the entire contract between you and us. An agent cannot change this contract. Any change to it must be in writing and approved by us. Only our President or one of our Vice-Presidents can give our approval. READ YOUR POLICY CAREFULLY.

Dates Used in the Policy

The basic policy goes into effect on the policy date. Policy years and anniversaries are measured from this date.

A change in coverage will go into effect on the monthly anniversary day after the date we approve the supplemental application. The monthly anniversary day is shown in the policy data pages.

The maturity date is the date we pay any cash value less outstanding policy debt, if the insured is living. This date is as shown in the policy data pages unless later changed. You may request that we pay the cash value in a lump sum, or under an Optional Payment Plan.

You can change the maturity date. To make a change, send a written request along with the policy to our home office. We must receive these by the maturity date then in effect. The requested maturity date must be:

     .    on a policy anniversary;
     .    at least one year from the date we receive your request;
     .    after the 10th policy year; and
     .    not after the policy anniversary nearest the insured's 95th birthday.

Age

Age on the policy date or on a policy anniversary means the insured's age on his or her nearest birthday.

Attained age means the insured's age on the policy date plus the number of years since the policy date.

When This Policy Will Terminate

All coverage under this policy will terminate when:

     .    you request that coverage terminate and you return this policy;
     .    the insured dies;
     .    this policy matures; or
     .    the grace period ends without sufficient premium being paid.

THE OWNER AND THE BENEFICIARY
--------------------------------------------------------------------------------

The Owner

You have rights in the policy during the insured's lifetime. The policy names you or someone else as the insured. If you are not the insured, you should name a contingent owner who will become the owner if you die before the insured. If you die before the insured and there is no contingent owner, ownership passes to your estate.

Unless a payment plan is chosen, the proceeds payable on the maturity date or on surrender will be paid to you in a lump sum.

The Beneficiary

You can name primary and contingent beneficiaries. Your original beneficiary choice is shown in the attached application.

Unless a payment plan is chosen, the proceeds payable at the insured's death will be paid in a lump sum to the primary beneficiary. If the primary beneficiary dies before the insured, the proceeds will be paid to the contingent beneficiary. If no beneficiary survives the insured, the proceeds will be paid to you or your estate.

You may name more than one primary or contingent beneficiary. If you do, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless you have requested otherwise.

Changing the Owner or Beneficiary

During the insured's life, you can change the owner. You can also change the beneficiary during the insured's life if you reserve this right.

How to Change the Owner or Beneficiary. To make a change, send a written request to our home office. The request and the change must be in a form satisfactory to us and must be received by us. The change will take effect as of the date you sign the request. The change will be subject to any payment we make before we record the change.

Using the Policy as Collateral for a Loan

This policy can be assigned as collateral security. We must be notified in writing if you assign the policy. Any payment we make before we record the assignment at our home office will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of a beneficiary may be affected by an assignment.

PREMIUM PAYMENTS
--------------------------------------------------------------------------------

This policy's first premium is due on the policy date.

Any premium payments after the first premium may be made under a periodic pian or at any time while this policy is in effect.

Periodic Plan. You may request that we send reminders of your planned periodic premium. You may choose to pay annually, semi-annually, or quarterly. The minimum premium is $20. We can also arrange for pre-authorized monthly payments from your bank account or similar facility. The minimum pre-authorized monthly payment is $15.

You can change the frequency of payments or the amount of a premium by sending a written request to our home office.

Unscheduled Payments. You can make an unscheduled premium payment at any time while this policy is in effect if there is no policy debt. Each unscheduled payment must be at least $250.

Maximum Premiums. There is a table of Maximum Premiums in the policy data pages. We will not accept that portion of a premium that causes the total of all premiums paid to date to exceed the maximum premium. We will return that portion to you.

When and Where to Pay Premiums

Each premium is payable in advance. Pay each premium to our home office.

Allocation of Premiums

The net premium is the premium paid, multiplied by the Net Premium Factor shown in the policy data pages. You may allocate the net premiums to one or more Investment Subdivisions of Separate Account I. The portion of each net premium allocated to any particular Investment Subdivision must be at least 10%.

We will initially allocate premiums to the Money Market Investment Subdivision. Upon receipt at our home office of a form satisfactory to us, signed by the policyowner, indicating that the policyowner has received and accepted the policy, cash value in that Investment Subdivision will be transferred to the other Investment Subdivisions of Separate Account I in accordance with the net premium allocation percentages shown in the application. For any premium received after we receive the signed form, the net premium will be allocated in accordance with the written instructions of the policyowner. You may change the allocation of later premiums at any time, without charge, simply by sending written notice to us at our home office. The allocation will apply to premiums received after we record the change. The Refund Privilege is described on the policy cover.

Grace Period

If the cash value less policy debt on a monthly anniversary day is insufficient to cover the monthly deduction due on that monthly anniversary day, we will allow a 61-day grace period for payment of a premium sufficient to cover the monthly deduction. This grace period will begin on the day we mail notice of the sufficient premium. We will mail notice to you and to any assignee of record in our home office. If sufficient premium is not paid by the end of the grace period, the policy will terminate without value. The monthly deduction is described in the Cash Value Benefits section.

Coverage continues during the grace period. If the insured dies during the grace period, the proceeds will be reduced by any overdue monthly deductions.

How the Policy Can Be Reinstated

During the insured's life, this policy can be reinstated if it terminated because a grace period ended without sufficient premium being paid. Any reinstatement must be done within 3 years from the end of the grace period.

We will not reinstate this policy if it has been surrendered for payment of its cash value.

To reinstate, send evidence satisfactory to us that the insured is insurable. The policy will be reinstated on the date we approve the reinstatement. You will also have to pay a premium which, when multiplied by the Net Premium Factor, will equal the monthly deductions for the next two policy months. We will accept a premium larger than this amount.

Any policy debt which existed at the end of the grace period will be reinstated if it is not paid.

LIFE INSURANCE PROCEEDS
--------------------------------------------------------------------------------

Life insurance proceeds are payable if the insured dies while this policy is in effect.

How We Determine Proceeds

Proceeds are based on the Specified Amount shown in the policy data pages. There are two Benefit Options.

Option A. The Specified Amount is in addition to the cash value. Life insurance proceeds will be based on the larger of:

     .    the Specified Amount plus the cash value on the date of death; or
     . the cash value on the date of death, multiplied by the corridor percentage.

Option B. The Specified Amount includes the cash value. Life insurance proceeds will be based on the larger of:

     .    the Specified Amount on the date of death; or
     . the cash value on the date of death, multiplied by the corridor percentage.

The corridor percentage depends on the attained age of the insured on the date of death.

Attained    Corridor    Attained    Corridor    Attained    Corridor    Attained    Corridor
  Age      Percentage      Age     Percentage      Age     Percentage      Age     Percentage
--------   ----------   --------   ----------   --------   ----------   --------   ----------
 40 or                     50         185%         61         128%         72         111%
younger       250%         51         178          62         126          73         109
  41          243          52         171          63         124          74         107
  42          236          53         164          64         122          75         105
  43          229          54         157          65         120        through
  44          222          55         150          66         119          90
  45          215          56         146          67         118          91         104
  46          209          57         142          68         117          92         103
  47          203          58         138          69         116          93         102
  48          197          59         134          70         115          94         101
  49          191          60         130          71         113         95 or       100
                                                                          older

ActualAmount of Proceeds. The actual amount of proceeds will depend on:

     .    the life insurance proceeds determined as above;
     .    the use of the cash value during the insured's life;
     .    any partial surrenders;
     .    any additional insurance provided by a rider;
     .    any increase or decrease in existing coverage;
     .    the insured's suicide during the first two policy years; and
     .    a misstatement of the insured's age or sex.

Interest on Proceeds. Life insurance proceeds that are paid in one lump sum will include interest from the date of death to the date of payment. Interest will be paid at a rate set by us, or by law if greater. Interest will not be paid beyond one year or any longer time set by law.

Change in Existing Coverage

After the policy has been in effect for one year, you can increase or decrease the Specified Amount. To make a change, send a written request along with the policy to our home office.

Decrease in Specified Amount. Any decrease will become effective on the monthly anniversary day after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application.

During the first five policy years, we can limit the amount of any decrease. The Specified Amount can never be less than the Minimum Specified Amount shown on the policy data pages.

Increase in Specified Amount. You must apply for an increase on a supplemental application. You will have to submit evidence satisfactory to us that the insured is insurable. Any approved increase will become effective on the date shown in the supplemental policy data page, provided that there is sufficient cash value to cover the deduction of the first month's cost of increased insurance.

Change in Benefit Options

If Option A is in effect, you can request that it be changed to Option B. The Specified Amount after the change will equal the sum of (1) plus (2), where:

     (1)  is the Specified Amount immediately prior to the change; and
     (2)  is the cash value immediately prior to the change.

If Option B is in effect, you can request that it be changed to Option A. This will decrease the Specified Amount by the amount of cash value on the date your request becomes effective. A change in benefit options will become effective on the monthly anniversary day after the date we receive your request in our home office.

SEPARATE ACCOUNT I
--------------------------------------------------------------------------------

Separate Account I will be used to support the operation of this policy and certain other variable life insurance policies we may subsequently offer. We will not allocate assets to Separate Account I to support the operation of any contracts or policies that are not variable life insurance.

We own the assets in Separate Account I. However, these assets are not part of our general account. Income, gains and losses, whether or not realized, from assets allocated to Separate Account I will be credited to or charged against the account without regard to our other income, gains or losses.

Separate Account I is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Separate Account I is also subject to laws of the Commonwealth of Virginia which regulate the operations of insurance companies incorporated in Virginia. The investment policy of Separate Account I will not be changed without the approval of the insurance Commissioner of the Commonwealth of Virginia. The approval process is on file with the Insurance Commissioner of the state in which this policy was delivered.

Separate Account I is divided into Investment Subdivisions. The Investment Subdivisions are named in the policy data pages. We reserve the right to remove any Investment Subdivision of Separate Account I, or to add new Investment Subdivisions. Each Investment Subdivision in Separate Account I will invest in shares of a designated portfolio of Life of Virginia Series Fund, Inc., a series type of mutual fund. You determine the percentage of net premiums which will be allocated to each Investment Subdivision.

The policyowner will share only in the income, gains and losses of the Investment Subdivisions to which his net premium payments have been allocated.

That portion of the assets of Separate Account I which equals the reserves and other policy liabilities of the policies which are supported by Separate Account I will not be charged with liabilities arising from any other business we conduct. We have the right to transfer to our general account any assets of Separate Account I which are in excess of such reserves and other policy liabilities.

We also have the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of a mutual fund portfolio that are held by Separate Account I or that the Account may purchase. We reserve the right to eliminate the shares of an eligible portfolio of Life of Virginia Series Fund, Inc. and to substitute shares of another portfolio of Life of Virginia Series Fund, Inc. or another mutual fund portfolio, if the shares of the portfolio are no longer available for investments, or if in our judgment further investment in the portfolio should become inappropriate in view of the purposes of Separate Account I. In the event of any substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect the substitution or change.

We also reserve the right to transfer assets of Separate Account I, which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If this type of transfer is made, the term "Separate Account I", as used in this policy, shall then mean the separate account to which the assets were transferred.

When permitted by law, we also reserve the right to:

     (a)  deregister Separate Account I under the Investment Company Act of
          1940;
     (b)  manage Separate Account I under the direction of a committee;
     (c) restrict or eliminate any voting rights of policyowners, or other persons who have voting rights as to Separate Account I; and
     (d)  combine Separate Account I with other separate accounts.

We will value the assets of Separate Account I each business day.

If you object to a material change in the investment policy of Separate Account I or any Investment Subdivision, you have the right to exchange this policy for a fixed benefit policy. No evidence of insurability will be required. We will notify you of the options available, and the procedures to follow if you decide to make an exchange. You must make an exchange within sixty days after the change in investment policy becomes effective. There will always be one policy available for exchange.

Unit Value

Each Investment Subdivision has a Unit Value. When premiums or other amounts are transferred into an Investment Subdivision, a number of Units are purchased based on the subdivision's Unit Value as of the end of the valuation period during which the transfer is made. Likewise, when amounts are transferred out of an Investment Subdivision, Units are redeemed in a similar manner.

For each Investment Subdivision, the Unit Value for the first valuation period was $10.00. The Unit Value for each subsequent period is the Net Investment Factor for that period, multiplied by the Unit Value for the immediately preceding period. The Unit Value for a valuation period applies to each day in the period.

Each valuation period includes a business day and any non-business day or consecutive non-business days immediately preceding it. Assets are valued at the close of the business day. A business day is any day the New York Stock Exchange is open for trading, or any day in which there is a material change in the value of the assets in Separate Account I.

Each Investment Subdivision has its own Net Investment Factor. In the following definition, "assets" refers to the assets in each Investment Subdivision. "Any amount charged against Separate Account I" refers to those amounts that are allocated to each Investment Subdivision.

The Net Investment Factor for a valuation period is (a) divided by (b), minus
(c), where:

     (a) is (1) the value of the assets at the end of the preceding valuation period, plus (2) the investment income and capital gains, realized or unrealized, credited to those assets at the end of the valuation period for which the net investment factor is being determined, minus
          (3) the capital losses, realized or unrealized, charged against those assets during the valuation period, minus (4) any amount charged against Separate Account I for taxes, or any amount we set aside during the valuation period as a provision for taxes attributable to the operation or maintenance of Separate Account I; and
     (b) is the value of the assets at the end of the preceding valuation period; and
     (c) is a charge no greater than .0013733% for each day in the valuation period. This corresponds to .50% per year for mortality and expense risks.

We will value the assets in Separate Account I at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.

Transfers

You may transfer amounts among the Investment Subdivisions of Separate Account I by sending a written request to us at our home office. The transfer will be effective as of the end of the valuation period during which we receive your request at our home office. You cannot make more than six transfers each calendar year. The first transfer in each calendar year will be made without a transfer charge. Thereafter, each time amounts are transferred a transfer charge will be imposed. This transfer charge is shown in the policy data pages. When we make transfers, the cash value on the date of the transfer will not be affected by the transfer except to the extent of the transfer charge. The transfer charge will be taken from the amount transferred.

CASH VALUE BENEFITS
--------------------------------------------------------------------------------

How We Determine Cash Value

The cash value of the policy is equal to (1) the cash value allocated to the Investment Subdivisions of Separate Account I, plus (2) the cash value held to secure policy debt.

On the later of the policy date or the date the first premium is received, the cash value in each Investment Subdivision is the portion of the net premium which has been paid and allocated to that Investment Subdivision, less the portion of any due and unpaid monthly deductions allocated to the cash value in that Investment Subdivision, plus the policy's share of investment gains and losses in that Investment Subdivision.

At the end of each valuation period after such date, the cash value allocated to each Investment Subdivision of Separate Account I is (1) plus (2) plus (3) minus
(4) minus (5), where:

     (1) is the cash value allocated to the Investment Subdivision at the end of the preceding valuation period, multiplied by the Investment Subdivision's Net Investment Factor for the current period;
     (2) is net premium payments received during the current valuation period and which are allocated to the Investment Subdivision;
     (3) is any other amounts transferred into the Investment Subdivision during the current valuation period;
     (4) is any partial surrenders made from the Investment Subdivision during the current valuation period;
     (5) is cash value transferred out of the Investment Subdivision during the current valuation period.

In addition, whenever a valuation period includes the monthly anniversary day, the cash value at the end of such period is reduced by the monthly deduction allocated to the cash value in the Investment Subdivision for that monthly anniversary day.

Monthly Deduction

The monthly deduction is a charge made each policy month against the cash value allocated to Separate Account I. It is determined by adding the cost of insurance and the cost of additional benefits provided by rider. The monthly deduction for a policy month will be allocated among the Investment Subdivisions of Separate Account I in the same proportion that the policy's cash value in each Investment Subdivision bears to the total cash value in all Investment Subdivisions at the beginning of the policy month. Other allocation methods may be available upon request.

Cost of Insurance

The cost of insurance is calculated on each monthly anniversary day. First, we divide the life insurance proceeds by 1.0032737, and then subtract the cash value. We divide the result by 1000 and multiply that result by the applicable Cost of Insurance Rate or rates. If Option B is in effect, and the Specified Amount has increased, the cash value is first considered part of the initial Specified Amount. If the cash value is more than the initial Specified Amount, it will be considered part of the increased Specified Amounts resulting from increases in the order of the increases.

Cost of Insurance Rate. The monthly rate is based on the insured's sex, attained age, policy duration and risk class. The risk class (and therefore the rates) will be determined separately for the initial Specified Amount and for any increase in the Specified Amount that requires evidence of insurability. The rates are determined by us according to our expectations of future experience. We can change the rates from time to time, but they will never be more than the maximum rates shown in the Table of Guaranteed Maximum Insurance Rates. A change in rates will apply to all persons of the same age, sex and risk class and whose policies have been in effect for the same length of time.

Insufficient Cash Value

On a monthly anniversary day, if the cash value less any policy debt is not enough to cover the monthly deduction for that monthly anniversary day, the Grace Period provision will apply.

Continuation of Coverage

If periodic premium payments are not made as planned, this policy and any riders will remain in effect as long as the cash value less policy debt covers the monthly deduction. But in any case, the policy will not continue beyond the maturity date and a rider will not continue beyond its termination date.

Surrender

You can make a full or partial surrender of this policy by sending a written request and the policy to our home office. A surrender must take place:

     .    during the insured's life; and
     .    before the maturity date.

Amount Payable on Surrender. The amount payable on surrender of this policy is the cash value on the date we receive your request for surrender in our home office, less any policy debt. The amount payable is the Surrender Value.

Partial Surrender. You can make a partial surrender of this policy. A partial surrender cannot be less than $500. A partial surrender cannot exceed the lesser of:

     .    the surrender value, less $500; or.
     .    the available loan amount.

We generally will reduce both the cash value and the life insurance proceeds by the amount of any partial surrender. We will not permit a partial surrender if it would reduce the Specified Amount to less than the minimum shown in the policy data pages. A partial surrender will not be permitted during the first policy year if the Specified Amount includes the cash value.

You may tell us how to allocate the partial surrender among the Investment Subdivisions of Separate Account I. If you do not, the partial surrender will be allocated among the Investment Subdivisions in the same proportion that the policy's cash value in each Investment Subdivision bears to the total cash value in all Investment Subdivisions on the date we receive the request in our home office.

We will deduct a charge from the amount of each partial surrender. This charge will equal the lesser of (i) $25, or (ii) 2% of the amount of the partial surrender.

Receiving the Surrender Value

The surrender value is payable in one lump sum or under an Optional Payment
Plan.

Postponement of Payments

We will usually pay any amounts payable as a result of surrender, partial surrenders, or policy loans within seven days after we receive written request in our home office, in a form satisfactory to us. We will usually pay any life insurance proceeds within seven days after we receive due proof of death. Payment of any amount payable on surrender, partial surrender, policy loan or life insurance proceeds may be postponed whenever:

     . the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; or
     . the Securities and Exchange Commission by order permits postponement for the protection of policyowners; or
     . an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of Separate Account I.

We have the right to defer payment which is derived from any amount recently paid to us by check or draft, until we are satisfied the check or draft has been paid by the bank on which it is drawn.

LOAN BENEFITS
--------------------------------------------------------------------------------

This policy has loan benefits that are described below. The amount of outstanding loans plus accrued interest is called policy debt. Any outstanding policy debt will be deducted from proceeds payable at the insured's death, on maturity, or on surrender.

Making A Policy Loan

After the first policy anniversary, you may obtain a policy loan from us. This policy is the only security required. The maximum loan amount is 90% of the cash value on the date of the loan. The available loan amount is the maximum loan amount less any outstanding policy debt.

The maximum interest rate on policy loans is shown in the policy data pages. We will tell you the initial interest rate at the time you make a policy loan. We can change the interest rate on each policy anniversary. We cannot change the rate more than 1% each year. We will send notice of any change to you and any assignee of record at our home office. We will send notice at least 40 days before we increase the rate on any existing policy debt.

Interest accrues daily. It is due and payable on each policy anniversary. Any interest not paid when due becomes part of the policy debt and bears interest.

When a policy loan is made, an amount of cash value sufficient to secure the loan is transferred out of Separate Account I and into our general account. You may tell us how to allocate that cash value among the Investment Subdivisions of Separate Account I. If you do not, that cash value will be allocated among the Investment Subdivisions in the same proportion that the policy's cash value in each Investment Subdivision bears to the total cash value in all Investment Subdivisions on the date we make the loan. An amount of cash value equal to any loan interest will also be so transferred if the interest is not paid when due.

Cash value in the general account will earn interest daily at an annual rate of 4%. On each monthly anniversary day, the interest earned since the preceding monthly anniversary day will be transferred into Separate Account I. Unless you tell us otherwise, this interest will be allocated to the Investment Subdivisions in the same manner as net premiums.

If the policy debt exceeds the cash value, you must pay the excess. We will send you a notice of the amount you must pay. If you do not pay this amount within 61 days after we send notice, the policy will terminate without value. We will send the notice to you and to any assignee of record at our home office.

Any loan transaction will permanently affect the values of this policy.

Repaying Policy Debt

You can repay policy debt in part or in full any time during the insured's life while this policy is in effect. When a loan repayment is made, cash value in the general account related to that payment will be transferred into Separate Account I. You may tell us how to allocate this cash value among each Investment Subdivision of Separate Account I. If you do not, we will allocate that amount among the Investment Subdivisions in the same proportion that net premiums are being allocated.

 OPTIONAL PAYMENT PLANS
--------------------------------------------------------------------------------

Life insurance proceeds, cash value at surrender or benefits at maturity will be paid in one lump sum. Subject to the rules stated below, any part of the proceeds can be left with us and paid under a payment plan. Any amount left with us will be transferred to our general account. During the insured's life, you can choose a plan. A beneficiary can choose a plan if you have not chosen one at the insured's death.

There are several important payment plan rules:

     .    The payee under a plan cannot be a corporation, association or fiduciary.
     . If you change a beneficiary, your plan selection will no longer be in effect unless you request that it continue.
     .    A choice or change of a plan must be sent in writing to our home office.
     .    The proceeds applied under a plan must be at least $10,000.
     .    The amount of each payment under a plan must be at least $50.
     . Payments under Plans 1, 2, 3 or 5 will begin on the date of the insured's death, on surrender, or on the policy's maturity date. Payments under Plan 4 will begin at the end of the first interest period after the date proceeds are otherwise payable.

Plan 1. Income for A Fixed Period. We will make equal periodic payments for a fixed period, not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Payments will be made according to the table below. Guaranteed amounts payable under this plan will earn interest at 3% compounded yearly. We may increase the interest and the amount of any payment. If the payee dies, the amount of the remaining guaranteed payments will be discounted to the date of the payee's death at a yearly rate of 3%. Discounted means we will deduct the amount of interest each remaining payment would have earned had it not been paid out early. The discounted amount will be paid in one sum to the payee's estate unless otherwise provided.

                                  Plan 1 Table

Monthly payment rates for each $1,000 of proceeds under Plan 1.
---------------------------------------------------------------------------------------------------------------------------------
Years Payable       1       2       3       4       5       6       7       8       9     10      11     12     13     14    15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Payment  $84.47  $42.86  $28.99  $22.06  $17.91  $15.14  $13.16  $11.68  $10.53  $9.61  $8.86  $8.24  $7.71  $7.26  $6.87
=================================================================================================================================
 Years Payable     16      17      18      19      20      21      22      23      24     25      26     27     28     29    30
---------------------------------------------------------------------------------------------------------------------------------
Monthly Payment   $6.53   $6.23   $5.96   $5.73   $5.51   $5.32   $5.15   $4.99   $4.84  $4.71  $4.59  $4.47  $4.37  $4.27  $4.18
---------------------------------------------------------------------------------------------------------------------------------

Annual, semi-annual or quarterly payments are determined by multiplying the monthly payment by 11.838, 5.963 or 2.992, respectively.

Plan 2. Life Income. We will make equal monthly payments for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15 or 20 years. Payments will be according to the table below. Guaranteed amounts payable under this plan will earn interest at 3% compounded yearly. We may increase the interest rate and the amount of any payment. If the payee dies before the end of the guaranteed period, the amount of remaining payments for the minimum period will be discounted at a yearly rate of 3%. The discounted amounts will be paid in one sum to the payee's estate unless otherwise provided.

                                  Plan 2 Table

Monthly payment rates for each $1,000 of proceeds under Plan 2.
--------------------------------------------------------------------------
Age of
 Payee               Male Payee                      Female Payee
           ------------------------------   ------------------------------
 Nearest   10 Years   15 Years   20 Years   10 Years   15 Years   20 Years
Birthday    Certain    Certain    Certain    Certain    Certain    Certain
--------------------------------------------------------------------------
   20       $3.04       $3.03      $3.03      $2.95      $2.95      $2.95
   25        3.15        3.15       3.14       3.05       3.04       3.04
   30        3.30        3.30       3.29       3.17       3.16       3.16
   35        3.49        3.48       3.46       3.32       3.31       3.30
   40        3.73        3.71       3.68       3.50       3.49       3.48
   45        4.04        4.00       3.93       3.75       3.73       3.70
   50        4.43        4.35       4.23       4.06       4.02       3.97
   51        4.52        4.43       4.29       4.13       4.09       4.03
   52        4.62        4.51       4.36       4.20       4.16       4.09
   53        4.71        4.59       4.42       4.29       4.23       4.15
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Age of
 Payee               Male Payee                      Female Payee
           ------------------------------   ------------------------------
 Nearest   10 Years   15 Years   20 Years   10 Years   15 Years   20 Years
Birthday    Certain    Certain    Certain    Certain    Certain    Certain
--------------------------------------------------------------------------
   54        $4.81      $4.68      $4.49      $4.37      $4.31      $4.22
   55         4.92       4.76       4.55       4.46       4.39       4.29
   56         5.03       4.85       4.62       4.56       4.48       4.36
   57         5.15       4.95       4.69       4.66       4.57       4.43
   58         5.27       5.04       4.76       4.77       4.66       4.50
   59         5.39       5.14       4.82       4.88       4.76       4.58
   60         5.53       5.24       4.89       5.00       4.86       4.65
   61         5.67       5.34       4.95       5.13       4.96       4.73
   62         5.81       5.45       5.01       5.26       5.07       4.80
   63         5.96       5.55       5.07       5.40       5.18       4.87
--------------------------------------------------------------------------

                                                    TABLE CONTINUED ON NEXT PAGE

                                  Plan 2 Table

Monthly payment rates for each $1,000 of proceeds under Plan 2.
--------------------------------------------------------------------------
 Age of              Male Payee                      Female Payee
 Payee     ---------------------------------------------------------------
 Nearest   10 Years   15 Years   20 Years   10 Years   15 Years   20 Years
Birthday    Certain    Certain    Certain    Certain    Certain    Certain
--------------------------------------------------------------------------
   64        $6.12      $5.66      $5.13      $5.55      $5.29      $4.95
   65         6.28       5.76       5.18       5.71       5.41       5.02
   66         6.45       5.87       5.23       5.86       5.52       5.08
   67         6.63       5.97       5.28       6.02       5.63       5.14
   68         6.81       6.07       5.32       6.19       5.74       5.19
   69         6.99       6.16       5.36       6.37       5.85       5.24
   70         7.18       6.26       5.39       6.55       5.96       5.29
   71         7.37       6.34       5.42       6.73       6.06       5.33
   72         7.56       6.42       5.44       6.93       6.16       5.37
   73         7.76       6.50       5.46       7.12       6.26       5.40
   74         7.95       6.57       5.47       7.32       6.35       5.43

--------------------------------------------------------------------------

Monthly payment rates for each $1, 000 of proceeds under Plan 2.
--------------------------------------------------------------------------
 Age of              Male Payee                      Female Payee
  Payee    ---------------------------------------------------------------
 Nearest   10 Years   15 Years   20 Years   10 Years   15 Years   20 Years
Birthday    Certain    Certain    Certain    Certain    Certain    Certain
--------------------------------------------------------------------------
   75        $8.13      $6.63      $5.49      $7.52      $6.44      $5.45
   76         8.31       6.68       5.49       7.72       6.51       5.47
   77         8.48       6.72       5.50       7.92       6.58       5.48
   78         8.63       6.75       5.50       8.12       6.64       5.49
   79         8.78       6.78       5.51       8.31       6.69       5.50
   80         8.91       6.81       5.51       8.49       6.74       5.50
   81         9.03       6.82       5.51       8.66       6.77       5.51
   82         9.14       6.84       5.51       8.82       6.80       5.51
   83         9.23       6.85       5.51       8.96       6.82       5.51
   84         9.31       6.86       5.51       9.09       6.84       5.51
   85         9.38       6.86       5.51       9.20       6.85       5.51
 & over
--------------------------------------------------------------------------

Values for ages not shown will be furnished upon request.

Plan 3. Income of A Definite Amount. We will make equal periodic payments of a definite amount. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at 3% compounded yearly. We may increase the interest rate. If we do, the payment period will be extended. If the payee dies, the amount of the remaining proceeds with earned interest will be paid in one sum to his or her estate unless otherwise provided.

Plan 4. Interest Income. We will make periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly or monthly, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at 3% compounded yearly. We may increase the interest rate and the amount of any payment. If the payee dies, the amount of remaining proceeds and any earned but unpaid interest will be paid in one sum to his or her estate unless otherwise provided.

Plan 5. Joint Life and Survivor Income. We will make equal monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. The guaranteed amount payable under this plan will earn interest at 3% compounded yearly. We may increase the interest rate and the amount of any payment. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, the amount of the remaining payments for the 10 year period will be discounted at a yearly rate of 3%. The discounted amount will be paid in one sum to the survivor's estate unless otherwise provided.

                                  Plan 5 Table

  Monthly payment rates for each $1,000 of proceeds under Plan 5.

--------------------------------------------------------------------------------------------------------------
                                                      Female Age Nearest Birthday
      Male Age         -----------------------------------------------------------------------------------------
  Nearest Birthday     35      40      45      50      55      60      65      70      75      80    85 & over
--------------------------------------------------------------------------------------------------------------
       35            $3.13   $3.21   $3.28   $3.34   $3.38   $3.42   $3.45   $3.47   $3.48   $3.48     $3.49
       40             3.18    3.28    3.38    3.47    3.55    3.61    3.66    3.69    3.71    3.72      3.73
       45             3.22    3.34    3.47    3.60    3.72    3.82    3.90    3.96    4.00    4.02      4.03
       50             3.25    3.39    3.55    3.72    3.90    4.05    4.19    4.29    4.36    4.40      4.42
       55             3.27    3.43    3.62    3.83    4.06    4.29    4.50    4.66    4.78    4.86      4.90
       60             3.29    3.46    3.66    3.91    4.19    4.50    4.81    5.07    5.28    5.42      5.49
       65             3.30    3.48    3.70    3.97    4.30    4.69    5.11    5.50    5.84    6.09      6.22
       70             3.30    3.49    3.72    4.01    4.38    4.83    5.36    5.90    6.42    6.83      7.07
       75             3.31    3.50    3.73    4.04    4.42    4.92    5.54    6.22    6.93    7.54      7.93
       80             3.31    3.50    3.74    4.05    4.45    4.97    5.64    6.41    7.27    8.07      8.61
   85 & over          3.31    3.50    3.74    4.05    4.46    4.99    5.69    6.51    7.45    8.36      9.01
--------------------------------------------------------------------------------------------------------------

Figures for intermediate ages, for two males or two females will be furnished upon request.

Plan 6. Single Premium Endowment at Age 95. You may surrender this policy at any time during the insured's life and request in writing to apply the surrender value to purchase a Single Premium Endowment at Age 95 policy on the life of the insured.

The maximum policy amount you can purchase without evidence of insurability is:

     . the life insurance proceeds under this policy on the date of surrender, less
     .    the cash value on the date of surrender, plus
     .    the amount applied as the premium for the new policy.

An additional amount can be purchased if we receive evidence satisfactory to us that the insured is insurable. The most that can be applied as the premium for the new policy is this policy's surrender value.

The policy date of the new policy will be the date coverage under this policy ends. The single premium will be based on our rates then in effect. The single premium for a standard risk class will not be more than that shown in the Table of Guaranteed Single Premium Rates.

                    TABLE OF GUARANTEED SINGLE PREMIUM RATES

                             (Standard Rating Class)
-----------------------------------------------------------------------------------------------------------
Attained   Rate per   Attained   Rate per   Attained   Rate per   Attained   Rate per   Attained   Rate per
   Age       $1000       Age       $1000       Age       $1000       Age       $1000       Age       $1000
-----------------------------------------------------------------------------------------------------------
    0       $ 99.07      19       $163.27      38       $298.58      57       $522.33      76      $764.00
    1         96.49      20        168.32      39        308.38      58        535.70      77       775.19
    2         98.73      21        173.54      40        318.44      59        549.12      78       786.17
    3        101.28      22        178.94      41        328.74      60        562.59      79       796.86
    4        104.00      23        184.55      42        339.27      61        576.06      80       807.22
    5        106.88      24        190.36      43        350.05      62        589.54      81       817.22
    6        109.92      25        196.40      44        361.07      63        602.98      82       826.87
    7        113.14      26        202.68      45        372.32      64        616.38      83       836.22
    8        116.53      27        209.20      46        383.81      65        629.71      84       845.34
    9        120.08      28        215.97      47        395.52      66        642.93      85       854.32
   10        123.80      29        222.99      48        407.45      67        656.00      86       863.26
   11        127.67      30        230.26      49        419.58      68        668.89      87       872.28
   12        131.69      31        237.81      50        431.89      69        681.54      88       881.57
   13        135.84      32        245.63      51        444.38      70        693.94      89       891.35
   14        140.11      33        253.73      52        457.03      71        706.07      90       901.95
   15        144.50      34        262.12      53        469.83      72        717.97      91       913.83
   15        149.01      35        270.80      54        482.77      73        729.66      92       927.75
   17        153.64      36        279.78      55        495.85      74        741.22      93       944.92
   18        158.39      37        289.04      56        509.04      75        752.67      94       967.59
-----------------------------------------------------------------------------------------------------------

GENERAL INFORMATION
--------------------------------------------------------------------------------

Limits on Contesting This Policy

We rely on statements in the application for this policy. In the absence of fraud, they are considered representations and not warranties. We can contest this policy or an increase in Specified Amount if:

     . any material misrepresentation of fact was made in the application or in a supplemental application; and
     . a copy of that application was attached to this policy when issued or was made a part of the policy when a change in coverage went into effect.

With respect to the original Specified Amount, we will not contest this policy after it has been in effect during the insured's life for two years from the policy date. With respect to increases in the Specified Amount, we will not contest an increase in the Specified Amount after that increase has been in effect during the insured's life for two years from the effective date of the increase. This provision does not apply to riders that provide disability benefits.

Misstatement of Age or Sex

If the insured's age or sex was misstated in an application, life insurance proceeds and benefits will be adjusted. The adjusted life insurance proceeds will be the sum of (a) and (b), where:

     (a)  is the cash value; and
     (b) is the life insurance proceeds, reduced by the cash value, and multiplied by the ratio of (1) the monthly cost of insurance actually applied, to (2) the monthly cost of insurance that should have been applied at the insured's true age or sex.

All amounts are those in effect, with respect to the insured, in the policy month of the insured's death.

Suicide

If the insured commits suicide, while sane or insane, within two years of the policy date, we will limit the proceeds. The limited amount will equal all premiums paid on the policy less outstanding policy debt and partial surrenders.

If the insured commits suicide, while sane or insane, within two years after an increase in the Specified Amount was effective, we will limit the proceeds payable with respect to the increase. The proceeds thus limited will equal the total cost of insurance applied to the increase.

Annual Statement

Within 30 days after each policy anniversary, we will send you an annual statement. The statement will show the amount of life insurance proceeds payable under the policy, the cash value, the surrender value, and policy debt as of the policy anniversary. The statement will also show premiums paid and charges made during the policy year.

Nonparticipating

This policy does not participate in our divisible surplus. No dividends are payable.

Written Notice

Any written notice to us should be sent to our home office at 6610 West Broad Street, Richmond, Virginia 23230. Please include the policy number and the insured's full name.

Any notice we send to you will be sent to your address shown in the application. You should request an address change form if you move.

Calculation of Values

Our calculations of guaranteed single premium and cost of insurance rates are based on the Commissioners' 1958 Standard Ordinary Mortality Table with interest at 4% compounded yearly.

If the Net Investment Factor is always equivalent to an effective annual interest rate of 4%, the cash values in this policy will always at least equal the cash values required of an equivalent general account policy by the law where this policy was delivered. A detailed statement of how we calculate the values in this policy has been filed with the insurance department where this policy was delivered.

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